Exhibit (a)(5)(WW)

Status of the Donlin Creek Litigation -- Potential Timetable for Resolution

1.
The case complaint was originally filed on August 24, 2006. Barrick filed a motion to dismiss the entire complaint shortly after it was filed, and a hearing on Barrick’s motion to dismiss was set forth November 3, 2006. One week before the hearing on Barrick’s motion to dismiss the original complaint, NovaGold filed a revised amended complaint. As a result, the original complaint became inoperative, and the case essentially started over with the filing of the new complaint. Barrick has now filed a motion to dismiss the new complaint. The motion was filed on November 16, 2006. The parties are now briefing the motion, but a hearing date on the motion has yet to be set by the Court. There is no particular timetable for the Court to issue a decision on the motion.

2.
Notwithstanding repeated requests by NovaGold to expedite consideration of the case, the Judge has declined every such request by NovaGold. The Court has rejected NovaGold’s motions to expedite its declaratory judgment claim, Barrick’s motion to dismiss the original complaint, and a requested status conference.

3.
Since NovaGold’s complaint is based on federal securities law, discovery may not be initiated while a motion to dismiss is pending. If NovaGold’s case is not dismissed in total, any part of the case that survives will then be the subject of discovery. Discovery would be expected to take considerable time, and often can take more than a year if there are any disputes regarding the scope or conduct of discovery.

4.
In this case, much of the discovery cannot be efficiently conducted until the relevant facts occur, including the November 2007 deadline and Barrick’s delivery of a Feasibility Study. For example, the question of whether the Feasibility Study delivered by Barrick satisfies the requirements of the contract is likely to be the subject of some dispute, with the plaintiffs arguing that it does not. That argument is likely to be predicated on expert testimony which, in turn, cannot be obtained by NovaGold until they have seen the Feasibility Study delivered in late 2007. The expert opinions will then be the subject of additional discovery.

5.
The case would then typically be the subject of motions for summary judgment, which would have to be briefed, argued and decided. Again, there is no timetable for the Court to issue a decision on such motions.

6.	If motions for summary judgment result in the case being finally decided, then the matter would almost certainly be appealed.
7.	The time for resolution of any appeal could be in the range of two years.
8.
If motions for summary judgment do not result in a final decision, then the matter would have to be scheduled for trial. It is impossible to say when the Court will schedule the matter but a reasonable guess would be sometime in 2008.

9.
If a trial on the merits results in the case being decided, the matter would almost certainly be appealed to the Ninth Circuit Court of Appeals. As noted above, the time for appeal could be in the range of two years. Resolution of an appeal before 2010 appears unlikely.

10.
While the trial court or the court of appeal could decide the matter in a way that resolves the issues cleanly and finally, it is just as likely that a decision could effectively establish new deadlines, recognize events of force majeure, etc., which may clarify certain of the parties’ contractual obligations but would not finally resolve all of the issues necessary for the project to proceed. In other words, the existing case may simply engender other disputes or litigation regarding the parties’ relevant rights and obligations -- such as Barrick’s obligations involving potential project finance.

Additional Information

On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC's website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.